Exhibit 99.1

Hailiang Education Group Inc. Announces Appointment of New Chief Financial Officer

HANGZHOU, China, February 2, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management service provider of primary, middle, and high schools in China, announced that Ms. Weixin Xie (aka Deborah Lee) has been appointed as the Company’s Chief Financial Officer, succeeding Mr. Jianguo Yu, effective March 1, 2021. Mr. Jianguo Yu will remain available and work in the Company, and assist the new CFO during the transition.

Deborah Lee has served as Chief Tax Officer of Hailiang Group (an affiliate of Hailiang Education) since 2019. Previously, Deborah was a partner of PricewaterhouseCoopers LLP, Los Angeles Office specialized in providing cross-border investment strategy consultation and tax planning to the Chinese companies including mergers and acquisitions, joint ventures, intangible property, transfer pricing, and negotiations and defenses with tax authorities. Deborah is a C.P.A. and received her Bachelor of Laws from National Taiwan University and Master of Professional Accounting from the University of Texas at Arlington. Deborah is passionate about giving back to the community and served as the Executive Vice President of Ascend, Los Angeles Chapter, a national non-profit organization that is dedicated to the advancement of Pan-Asians in management and leadership via mentorship. Deborah was awarded one of the Outstanding 50 Asia Americans in Business in 2019 by Asia American Business Development Center.

Dr. Junwei Chen, Chairman and Chief Executive Officer of Hailiang Education, commented “It is an honor to welcome Ms. Lee to join Hailiang Education team as our new CFO to lead our Global Finance, Accounting, Treasury, Tax and Strategy functions. With her over 30 years’ experience with global accounting, tax, and advisory firms and strong leadership skills, I am confident that Deborah will contribute a lot to our international expansion strategy and bring our business to the next level of growth and profitability.”

Dr. Chen continued, “in addition, on behalf of our board of directors as well as the management team, I would also like to extend my sincere gratitude to Mr. Jianguo Yu for his exemplary service as CFO and his indispensable work, including leading finance, corporate development, managing our rapidly expanding business globally among other key functions. I expect him to continue to make great contributions to the Company in the future.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com